Exhibit 99.1

Scienjoy to Acquire Top-tier Online Live Streaming Platform Hongle.tv and Expand NFT Business Scope

BEIJING, Dec. 29, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that it has entered into an equity acquisition framework agreement (the “Agreement”) to acquire 100% equity interest in Beijing Weiliantong Tech Co., Ltd (“Weiliantong”), which holds Hongle.tv, and 100% equity interest in Golden Shield Enterprises Limited (“Golden Shield”), which holds the NFT business for a total consideration of RMB280 million (approximately US$43.8 million). The objective of the Agreement is to support the Company’s strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding NFT business scope.

Launched in 2016, Hongle.tv is a mobile phone live streaming platform focusing on younger generation at the age of 18 to 25 years old. As of September 30, 2021, the cumulative number of broadcasters and users was 93,729 and over 42 million respectively. According to Analysys’s data, Hongle.tv ranked second in terms of talent show category in the third quarter of 2021.

Pursuant to the Agreement, the aggregate consideration is RMB280 million (approximately US$43.8 million), including RMB180 million (approximately US$28.2 million) in the Company’s Class A ordinary shares and RMB100 million (approximately US$15.6 million) in cash. The Class A ordinary share consideration payments are subject to certain performance conditions and requirements for the two years of 2022 and 2023. As part of the transaction, Junpeng Guo, one of the shareholders of Tianjin Yieryi Technology Co., Ltd. (“Tianjin Yieryi”), will pay Zhihui Qiyuan (Hainan) Investment Co., Ltd., a variable interest entity of the Company, RMB30 million (approximately US$4.7 million) to purchase the 12% equity interest of Tianjin Yieryi held by Zhihui Qiyuan (Hainan) Investment Co., Ltd.. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transaction, a copy of which will be furnished by the Company with the SEC as an exhibit to a Current Report on Form 6-K.

As the transaction proceeds, the Company will publicly disclose required information either through press releases or SEC filings, as appropriate.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are very excited about the acquisition of Hongle.tv that will complement our existing living streaming platforms in terms of users, products, and functions as it marks our strategic consolidation in the talent show live streaming category. The acquisition will generate significant synergy and enhance the competitive advantages of Scienjoy in the industry. In addition, the acquisition of NFT business will help Scienjoy to continue developing a live streaming Metaverse. Upon completing the acquisition, we believe we are well positioned as a leader in the talent show live streaming to drive further expansion and growth in both live streaming platforms and Metaverse. The Company will further expand its content product offerings to provide users with an enhanced digital community and create more values for stakeholders.”

About Hongle.tv

As a mobile live broadcast platform, Hongle.tv creates free lifestyle live streaming platform for people, which integrates asynchronous social interaction and synchronous real-time video interaction in an entertainment dating mode, and provides users with 7 days and 24 hours entertainment dating services. Hongle.tv’s business scope covers new entertainment and new brokerage across the upstream and downstream industries, it integrates traditional entertainment film and television and brokerage business with the mobile Internet to create an entertainment O2O model with mobile Internet characteristics. Hongle.tv widely adopts AI technology, machine learning, and AR technology to serve the live streaming business, provides broadcasters with beauty and makeup functions and other live room optimization effects. Real-time AI special effects based on face recognition, gesture recognition and other technologies, adding a variety of live interactive gameplay. Hongle.tv’s NFT-based business of virtual items records the status and achievements of the broadcasters and users in the game, saves the list of items they obtain in the game, such as skins and characters. It can also ensure that records cannot be tampered with and can be transferred seamlessly, which guarantees the ownership, authenticity, and uniqueness of virtual items.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates four livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, Company’s expectations with respect to future performance and anticipated financial impacts of the acquisition, the satisfaction of the closing conditions to the acquisition and the timing of the completion of the acquisition. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of the Company and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement relating to the acquisition; (2) the inability to complete the acquisition, including due to failure to satisfy conditions to closing in the Agreement; (3) delays in obtaining or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Agreement; (4) the risk that the acquisition disrupts current plans and operations as a result of the announcement and consummation of the acquisition; (5) the ability to recognize the anticipated benefits of the acquisition; (6) costs related to the acquisition; (7) changes in applicable laws or regulations; and (8) the possibility that Weiliantong or Golden Shield or the Company may be adversely affected by other economic, business, and/or competitive factors. These forward -looking statements are subject to the filings with the Securities and Exchange Commission (“SEC”) made by the Company. Company cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

Investor Relations Contacts
Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com